Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V09395 - P91613 1. To elect the Class I nominees named in the attached proxy statement to serve on the Board of Directors until the Annual Meeting of Shareholders for the fiscal year ending June 30, 2025 or until their successor is duly elected and qualified. Nominees: For Withhold 1a. Shudong Zhao ! ! 1b. Dr. Yonggang Duan ! ! For Against Abstain RECON TECHNOLOGY, LTD The Board of Directors recommends a vote FOR the director nominees and FOR Proposal 2. RECON TECHNOLOGY, LTD ROOM 601 , 1 SHUI’AN SOUTH STREET CHAOYANG DISTRICT, BEIJING 100012 PEOPLE’S REPUBLIC OF CHINA Please sign exactly as your name(s) appear(s) hereon . When signing as attorney, executor, administrator, or other fiduciary, please give full title as such . Joint owners should each sign personally . All holders must sign . If a corporation or partnership, please sign in full corporate or partnership name by authorized officer . 2. To ratify the appointment of Marcum Asia CPAs, LLP as the Company’s independent registered public accounting firm for our fiscal year ending June 30, 2023. ! ! ! 3. To transact any other business properly coming before the meeting. ! ! ! VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . SCAN TO VIEW MATERIALS & VOTE w

V09396 - P91613 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement and Form 20 - F are available at www.proxyvote.com. RECON TECHNOLOGY, LTD THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, revoking all prior proxies, hereby appoints each of Mr . Shenping Yin, Ms . Jia Liu or either of them, with full power of substitution, as proxies to represent and vote all ordinary shares, of Recon Technology, Ltd (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on June 2 , 2023 at 10 : 00 a . m . Beijing Time at Room 601 , 1 Shui’an South Street, Chaoyang District, Beijing 100012 , People’s Republic of China, upon matters set forth in the Notice of Annual Meeting of Shareholders, a copy of which has been received by the undersigned . Each ordinary share is entitled to one vote . The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting . This proxy, when properly executed, will be voted as directed . If no direction is made, the proxy shall be voted FOR the listed nominees, FOR the ratification of Marcum Asia CPAs, LLP, and to transact any other business as may properly come before the meeting in accordance with Article 47 of the Company’s Third Amended and Restated Articles of Association . Please check here if you plan to attend the Annual Meeting of Shareholders on June 2 , 2023 at 10 : 00 a . m . Beijing Time . (Continued and to be signed on Reverse Side)